Exhibit 99.(a)(1)(i)

ABRDN EMERGING MARKETS EQUITY INCOME FUND, INC.
c/o ABRDN INC.
1900 MARKET STREET, SUITE 200
PHILADELPHIA, PA 19103
(800) 522-5465

OFFER TO PURCHASE
FOR CASH UP TO 10,150,355 OF THE ISSUED AND OUTSTANDING SHARES OF
COMMON STOCK
OF
ABRDN EMERGING MARKETS EQUITY INCOME FUND, INC.
AT 98% OF NET ASSET VALUE PER SHARE

THE OFFER TO PURCHASE WILL EXPIRE AT 5:00 P.M., EASTERN TIME
ON FEBRUARY 20, 2025, UNLESS THE OFFER IS EXTENDED.

THIS OFFER IS SUBJECT TO IMPORTANT TERMS AND CONDITIONS, INCLUDING THE CONDITIONS LISTED UNDER "CERTAIN CONDITIONS OF THE OFFER."

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR DETERMINED WHETHER THIS OFFER TO PURCHASE IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIME.

To the Shareholders of abrdn Emerging Markets Equity Income Fund, Inc.:

abrdn Emerging Markets Equity Income Fund, Inc., a non-diversified closed-end management investment company incorporated under the laws of the state of Maryland (the "Fund"), is offering to purchase, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal, up to 10,150,355 (approximately 20%) of its issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"). As of January 13, 2025, 50,751,779 Shares were outstanding. The offer is to purchase Shares for cash (subject to any applicable withholding taxes and brokerage fees), subject to adjustment for fractional shares, at a price equal to 98% of the net asset value ("NAV") per Share determined as of the close of the regular trading session of the NYSE American, the principal market on which the Shares are traded, on the business day immediately following the day the offer expires or, if the offer is extended, on the business day immediately following the day to which the offer is extended (the "Purchase Pricing Date"). The offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

The Offer will expire at 5:00 p.m., Eastern time on February 20, 2025, unless the Fund, in its sole discretion, extends the period during which the Offer is open, in which case the Offer shall expire as so extended by the Fund (the "Expiration Date"). The Shares are traded on the NYSE American under the symbol "AEF". The NAV as of the close of the regular trading session of the NYSE American on January 13, 2025 was $5.78 per Share and the last reported sale price on the NYSE American on such date for a Share was $5.10. Until the Offer expires, NAV quotations can be obtained from EQ Fund Solutions, LLC (the "Information Agent") by calling (800) 467-0743 between the hours of 9:00 a.m. and 5:00 p.m., Eastern time, Monday through Friday (except holidays).

IF YOU ARE NOT INTERESTED IN SELLING ANY OF YOUR SHARES AT THIS TIME, YOU DO NOT NEED TO DO ANYTHING. THE OFFER IS NOT PART OF A PLAN TO LIQUIDATE THE FUND. SHAREHOLDERS ARE NOT REQUIRED TO PARTICIPATE IN THE OFFER. SHAREHOLDERS WISHING TO SELL SHARES SHOULD CONSIDER WHETHER PARTICIPATING IN THE OFFER, IN LIGHT OF THE ASSOCIATED TRANSACTION COSTS DESCRIBED IN THIS OFFER TO PURCHASE, IS COST-EFFECTIVE VERSUS SELLING SHARES ON THE NYSE AMERICAN.

YOU MAY CHOOSE TO SELL YOUR SHARES ON THE NYSE AMERICAN AT THE PREVAILING MARKET PRICE (WHICH LIKELY WILL DIFFER FROM THE PURCHASE PRICE OF THE OFFER) AT ANY TIME.

The Fund will pay all administrative charges and expenses related to the Offer. The charges and expenses shall include legal, accounting, filing, printing, and those of the Information Agent and Computershare Trust Company, N.A. (the "Depositary") incurred in connection with the Offer. The date of this Offer to Purchase is January 21, 2025. The Fund mailed this Offer to Purchase and the accompanying Letter of Transmittal to shareholders on or about January 21, 2025.

SUMMARY TERM SHEET

This summary highlights important information concerning this Offer. To understand the Offer fully and for a more complete discussion of its terms and conditions, you should read carefully the entire Offer to Purchase and the related Letter of Transmittal.

What is the Offer?

The Fund is offering to purchase up to 10,150,355 Shares of its common stock (or approximately 20% of the Fund's outstanding stock). The Fund will purchase Shares for cash at a price equal to 98% of the per Share NAV as of the close of the regular trading session of the NYSE American on the business day immediately after the day the Offer expires. Unless extended, the Offer will expire at 5:00 p.m., Eastern time, on February 20, 2025. The Offer is subject to a number of conditions. (See Section 3.)

Will I have to pay anything to participate in the Offer?

The Fund is paying the costs of conducting the Offer, which include the costs of printing and mailing materials to Fund shareholders, certain legal and filing fees, and fees and expenses of the Depositary and the Information Agent. The actual expense per Share tendered by you for purchase, including the expense of effecting the purchase, will depend on a number of factors, including the number of Shares you tender for purchase. Your broker, dealer or other financial intermediary may charge you a fee for processing your purchase request and sending the purchase request to the Depositary. (See Sections 1, 6 and 7.)

Why is the Fund making this Offer?

In December 2024, the Board of Directors (the "Board") approved a change to the Fund's non-fundamental 80% investment policy to exclude investments in China. In approving this change, and in compliance with Rule 35d-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), the Board also approved a change in the name of the Fund to the abrdn Emerging Markets ex-China Fund, Inc., effective February 24, 2025.

In making its decision regarding the Offer; the recommendation of the Investment Adviser (as defined below); potential costs of the Offer and the potential impact of the Offer on the Fund's asset size and expense ratio; the tax implications to the Fund and its shareholders of conducting the Offer; the opportunity for liquidity to participating shareholders provided by the Offer; that the Offer could enable shareholders to tender a portion of their Shares at a price that is greater than what they could realize in the secondary market at that time; that the Offer is expected to have an accretive impact to NAV for shareholders who remain invested in the Fund; other steps the Board has taken or might take to address the discount and create additional liquidity; and the possibility that the Offer might reduce the Fund's trading discount on a short-term and long-term basis. The Board also considered the specific terms of the Offer, including pricing, the level of Fund assets and continued viability of the Fund following a tender offer.

After consideration of each of these factors, and to provide the Fund shareholders with a source of liquidity for their investments, the Board members, in the exercise of their business judgment, unanimously approved the Offer based on a determination that the Offer is in the best interests of the Fund and all of its shareholders.

When will the Offer expire, and may the Offer be extended?

The Offer will expire at 5:00 p.m., Eastern time on February 20, 2025, unless extended. The Fund may elect at any time to extend the Offer. If the Offer is extended, the Fund will issue a press release announcing the extension. (See Section 16.)

What is the NAV per Share as of a recent date?

As of January 13, 2025, the NAV per Share was $5.78 and the last reported sales price on the NYSE American for a Share of the Fund's common stock was $5.10. (See Section 9 for more information regarding the trading range of Shares and the Fund's NAV per Share during the past four years.) Before the Offer expires, NAV quotations can be obtained from the Information Agent by calling (800) 467-0743 between 9:00 a.m. and 5:00 p.m., Eastern time, Monday through Friday (except holidays). (See Section 1.)

i

Will the Fund's NAV per Share be higher or lower on the date that the price to be paid for purchased Shares is to be determined?

No one can accurately predict the Fund's NAV per Share at a future date. (See Section 8.)

How do I participate in the Offer?

To participate in the Offer, you must follow the procedures set forth in Section 4 and in the Letter of Transmittal that accompanies this Offer to Purchase. If your Shares are registered in your name, you should obtain the tender offer materials, including this Offer to Purchase and the related form of Letter of Transmittal, read them, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. These materials must be received by the Depositary in proper form before the Expiration Date (unless the Offer is extended by the Fund in which case the new deadline will be as stated in the public announcement of the extension). If your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, you should contact that firm to obtain the package of information necessary to make your decision, and you can only tender your Shares by directing that firm to complete, compile and deliver the necessary documents for submission to the Depositary. You must also submit required documentation to establish that you are not subject to U.S. federal income tax backup withholding as described in Section 14. Neither the Fund nor the Depositary is under any obligation to notify shareholders of any errors or incomplete information in their submissions. Any deficiencies in a shareholder's submission may result in the shareholder's Shares not being accepted for purchase and being returned to the shareholder following the expiration of the Offer. (See Section 4.)

Must I tender all of my Shares for purchase?

No. You may tender for purchase all or part of the Shares you own. (See Section 1.)

May I withdraw my Shares after I have tendered them for purchase and, if so, by when must I do so?

Yes, you may withdraw your Shares at any time prior to 5:00 p.m., Eastern time on February 20, 2025 or, if the Offer is extended, at any time prior to the new expiration time and date as extended. In order for your withdrawal to be effective, the Depositary must receive your notice of withdrawal prior to the expiration of the Offer at one of the addresses listed on the back cover of this Offer to Purchase. You may re-tender withdrawn Shares by following the purchase procedures before the Offer expires, including during any extension period. In addition, if the Fund has not accepted for payment Shares you tendered, you may withdraw your tendered Shares at any time until the earlier of February 20, 2025 or their acceptance for payment. (See Section 5.)

How do I withdraw previously tendered Shares?

A notice of withdrawal of tendered Shares must be timely received by the Depositary specifying the name of the participating shareholder, the number of Shares being withdrawn (which must be all of the Shares tendered) and, as to Share certificates representing tendered Shares that have been delivered or otherwise identified to the Depositary, the name of the registered owner of such Shares if different from the person that tendered the Shares. (See Section 5.)

May I place any conditions on my tender of Shares?

No. (See Section 4.)

What if more than 10,150,355 Shares are tendered and not timely withdrawn?

The Fund is offering to purchase up 10,150,355 Shares. If shareholders tender (and do not timely withdraw) more than 10,150,355 Shares, the Fund will purchase duly tendered Shares from participating shareholders on a pro rata basis, disregarding fractions, based upon the number of Shares each shareholder tenders for purchase and does not timely withdraw. The Fund does not intend to increase the number of Shares that it is offering to purchase, even if shareholders tender more than 10,150,355 Shares. (See Section 1.)

If the Fund accepts my Shares for purchase, when will payment be made?

The Fund will pay for Shares properly tendered as soon as practicable after the Expiration Date. (See Section 6.)

Does the Fund have the financial resources to make payment?

Yes. To finance the purchase of tendered Shares, the Fund anticipates that funds will first be derived from any cash on hand and then from the proceeds from the sale of portfolio securities held by the Fund. To the extent the Fund does not have sufficient resources through cash on hand and the disposition of portfolio securities to purchase Shares in the Offer, it may finance a portion of the Offer through a revolving credit facility. (See Section 7.)

Is the purchase of my Shares in the Offer a taxable transaction?

It is anticipated that the purchase of Shares tendered by shareholders for cash will be a taxable transaction for U.S. federal income tax purposes. All U.S. shareholders (other than tax-exempt shareholders) who sell Shares in the tender offer are expected to recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the Shares sold and their adjusted basis in the Shares. The sale date for tax purposes will be the date the Fund accepts Shares for purchase. Participating shareholders may also be subject to additional U.S. federal taxation under certain circumstances. See Section 14 for a general summary of the material U.S. federal income tax consequences of a purchase of Shares pursuant to the Offer and the differing rules for U.S. and non-U.S. shareholders. Please consult your tax adviser regarding your specific tax consequences, including potential state, local and foreign tax consequences. (See Section 14.)

Upon expiration of the Offer, will the Fund complete the Offer and purchase all Shares tendered up to the number of Shares tendered for?

Yes, unless any conditions described in Section 3 are not satisfied. However, if more than 10,150,355 Shares are duly tendered for purchase pursuant to the Offer (and not withdrawn as provided for in Section 5), the Fund, subject to the conditions described in Section 3, will purchase Shares from participating shareholders in accordance with the terms and conditions specified in the Offer on a pro rata basis (disregarding fractions) based upon the number of Shares duly tendered (and not timely withdrawn) by or on behalf of each participating shareholder. The Fund also has the right to amend or terminate the Offer prior to the time the Offer expires. (See Sections 3 and 16.)

Is there any reason Shares tendered for purchase would not be accepted?

In addition to those circumstances described under Section 3 in which the Fund is not required to purchase tendered Shares, the Fund reserves the right to reject any and all tendered Shares determined by the Fund not to have been tendered in the appropriate form. The Fund may reject tendered Shares if, for instance, the Letter of Transmittal does not include original signature(s) or the original of any required signature guarantee(s). (See Section 4.)

How will tendered Shares be accepted for purchase by the Fund?

Properly tendered Shares, up to the number offered, will be accepted for purchase by the Fund by a notice of acceptance to the Depositary, which will thereafter make payment as directed by the Fund with funds to be deposited with it by the Fund as soon as practicable after the expiration of the Offer. (See Section 4.)

What should I do if I decide not to tender my Shares for purchase?

Nothing. There are no actions that you need to take.

Does the Fund's management recommend that shareholders participate in the Offer, and will management participate in the Offer?

None of the Fund, the Board or the Investment Adviser (defined below) is making any recommendation to the Fund's shareholders regarding whether to tender Shares in the Offer. None of the Fund's directors intends to tender for purchase in the Offer any of the Shares they beneficially own.

Will there be additional opportunities to tender my Shares to the Fund?

No other purchase offers are presently contemplated except as described in Section 2.

How do I obtain more information?

Questions, requests for assistance and requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other Offer documents should be directed to the Information Agent toll free at (800) 467-0743. If you do not own Shares directly, you should obtain this information and the documents from your broker, dealer, commercial bank, trust company or other nominee, as appropriate.

IMPORTANT INFORMATION

Shareholders who desire to participate in the Offer should either: (a) properly complete and sign the Letter of Transmittal, provide thereon the original of any required signature guarantee(s) and mail or deliver it together with the Shares, if any (in proper form), and all other documents required by the Letter of Transmittal; or (b) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Shareholders whose Shares are registered in the name of such a brokerage firm or other financial intermediary must contact that firm to instruct the firm to participate in the Offer on their behalf. Participating shareholders may be charged a fee by their brokerage firm or other financial intermediary for processing the documentation required to participate in the Offer on their behalf and may incur other expenses, including as described in this Offer to Purchase. The Fund reserves the absolute right to reject tenders determined not to be tendered in appropriate form. Transfer and delivery requirements are further detailed in the Letter of Transmittal. (See Sections 4 and 6.)

IF YOU DO NOT WISH TO TENDER YOUR SHARES, YOU NEED NOT TAKE ANY ACTION. NONE OF THE FUND, THE BOARD OF DIRECTORS (THE "BOARD") OR ABRDN INVESTMENTS LIMITED("ABRDN"), THE FUND'S INVESTMENT ADVISER (THE "INVESTMENT ADVISER"), MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES FOR PURCHASE. NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND, THE BOARD OR THE INVESTMENT ADVISER AS TO WHETHER SHAREHOLDERS SHOULD TENDER SHARES FOR PURCHASE PURSUANT TO THE OFFER OR TO MAKE ANY REPRESENTATION OR TO GIVE ANY INFORMATION IN CONNECTION WITH THE OFFER OTHER THAN AS CONTAINED OR DESCRIBED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, ANY SUCH RECOMMENDATION, REPRESENTATION OR INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND, THE BOARD OR THE INVESTMENT ADVISER. SHAREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES FOR PURCHASE IN THE OFFER.

THE FUND HAS FILED WITH THE COMMISSION A TENDER OFFER STATEMENT ON SCHEDULE TO (TOGETHER WITH ALL EXHIBITS THERETO, "SCHEDULE TO") UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), RELATING TO THE OFFER.

The date of this Offer to Purchase is January 21, 2025.

TABLE OF CONTENTS

1.	Price; Number of Shares.	1
2.	Purpose of the Offer; Plans or Proposals of the Fund.	1
3.	Certain Conditions of the Offer.	2
4.	Procedures for Tendering Shares for Purchase.	3
5.	Withdrawal Rights.	6
6.	Payment for Shares.	7
7.	Source and Amount of Consideration.	7
8.	Effects of the Offer; Consequences of Participation.	8
9.	Price Range of Shares; Dividends/Distributions.	8
10.	Selected Financial Information.	9
11.	Interests of Directors, Executive Officers and Certain Related Persons.	13
12.	Certain Information About the Fund.	14
13.	Additional Information.	14
14.	United States Federal Income Tax Consequences.	14
15.	Certain Legal Matters; Regulatory Approvals.	16
16.	Amendments; Extension of Purchase Period; Termination.	17
17.	Miscellaneous.	17

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FINANCIAL HIGHLIGHTS OF THE FUND

The following table includes per-Share performance data for a Share of the Fund, total investment return, ratios of expenses and net investment income or loss to average net assets and other supplemental data for each period indicated. This information has been derived from information provided in the financial statements and market price data for Shares of the Fund.

	June 30, 2024		December 31, 2023	December 31, 2022
Per Share Operating Performance(a):
Net asset value per common share, beginning of year	$5.96		$5.78	$8.70
Net investment income	0.05		0.07	0.12
Net realized and unrealized gains/(losses) on investments and foreign currency transactions	0.30		0.50	(2.60)
Total from investment operations applicable to common shareholders	0.35		0.57	(2.48)
Distributions to common shareholders from:
Net investment income	(0.19)		(0.06)	(0.13)
Return of capital	—		(0.33)	(0.31)
Total distributions	(0.19)		(0.39)	(0.44)
Net asset value per common share, end of year	$6.12		$5.96	$5.78
Market value, end of year	$5.28		$5.11	$5.15
Total Investment Return Based on(b):
Market value	7.13%		7.12%	(29.76%)
Net asset value	6.46%		11.32%	(28.23%)
Ratio to Average Net Assets/Supplementary Data:
Net assets, end of period (000 omitted)	$310,810		$302,501	$293,167
Average net assets applicable to common shareholders (000 omitted)	$302,434		$301,746	$335,898
Total expenses, net of fee waivers	1.99	%(c)	2.14%	1.65%
Total expenses, excluding fee waivers	2.08	%(c)	2.24%	1.74%
Total expenses, excluding taxes and interest and revolving credit facility expenses, net of fee waivers	1.20	%(c)	1.20%	1.20%
Net investment income	1.54	%(c)	1.15%	1.83%
Portfolio turnover	21	%(d)	25%	32%
Senior securities (loan facility) outstanding (000 omitted)	$35,000		$35,000	$55,000
Asset coverage ratio on revolving credit facility at year end	988%		964%	633%
Asset coverage per $1,000 on revolving credit facility at year end(e)	$9,880		$9,643	$6,330

(a)  Based on average shares outstanding.

(b)  Total investment return based on market value is calculated assuming that shares of the Fund's common stock were purchased at the closing market price as of the beginning of the period, dividends, capital gains, and other distributions were reinvested as provided for in the Fund's dividend reinvestment plan and then sold at the closing market price per share on the last day of the period. The computation does not reflect any sales commission investors may incur in purchasing or selling shares of the Fund. The total investment return based on the net asset value is similarly computed except that the Fund's net asset value is substituted for the closing market value.

(c)  Annualized.

(d)  Not annualized.

(e)  Asset coverage ratio is calculated by dividing net assets plus the amount of any borrowings, for investment purposes by the amount of the Revolving Credit Facility.

SUMMARY OF SELECTED FINANCIAL INFORMATION OF THE FUND
For the Periods Indicated Below

STATEMENT OF OPERATIONS

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Net Investment Income
Income
Dividends and other income (net of foreign withholding taxes of $1,110,811 and $1,097,246, respectively)	$9,922,538	$11,675,957
Total Investment Income	9,922,538	11,675,957
Expenses
Investment management fee	3,738,949	2,937,186
Directors' fees and expenses	254,250	243,000
Administration fee	241,396	268,719
Custodian's fees and expenses	188,189	375,200
Legal fees and expenses	109,246	82,184
Investor relations fees and expenses	101,438	106,954
Independent auditors' fees and expenses	76,110	75,131
Reports to shareholders and proxy solicitation	72,485	81,777
Insurance Expense	62,729	64,836
Transfer agent's fees and expenses	33,425	35,006
Miscellaneous	101,839	70,091
Total expenses before reimbursed/waived expenses	3,905,073	4,340,084
Interest expense	2,843,807	1,500,331
Total operating expenses before reimbursed/waiver expense	6,748,880	5,840,415
Expenses waived	(284,122)	(309,304)
Net expenses	6,464,758	5,531,111
Net Investment Income	3,457,780	6,144,846
Net Realized/Unrealized Gain/(Loss) from Investments and Foreign Currency Related Transactions:
Net realized gain/(loss) from:
Investment transactions (including $305,257 and $316,435 foreign capital gains tax, respectively)	(15,302,136)	(21,008,793)
Foreign currency transactions	(148,869)	(220,062)
	(15,451,005)	(21,228,855)
Net change in unrealized appreciation/(depreciation) on:
Investments (including change in deferred capital gains tax of $788,515 AND $668,387, respectively)	41,122,663	(110,997,859)
Foreign currency translation	(2,641)	3,624
	41,120,022	(110,994,235)
Net realized and unrealized gain/(loss) from investments and foreign currency related transactions	25,669,017	(132,223,090)
Change in Net Assets Resulting from Operations	$29,126,797	$(126,078,244)

STATEMENT OF ASSETS AND LIABILITIES OF THE FUND

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Assets
Investments, at value (investment cost $347,125,385 and $398,926,439, respectively)	$340,255,163	$350,145,039
Short-term investment, at value (cost $4,102,967 and $4,014,113, respectively)	4,102,967	4,014,113
Foreign currency, at value (cost $155,055 and $335,365, respectively))	152,806	346,873
Due from broker	—	258,666
Receivable for investments sold	53,178	20,515
Interest and dividends receivable	541,422	140,964
Tax reclaim receivable	53,107	59,012
Prepaid expenses in connection with revolving credit facility	5,396	12,139
Prepaid expenses	58,115	70,497
Total assets	345,222,154	355,067,818
Liabilities
Revolving credit facility payable	35,000,000	55,000,000
Distributions payable	4,567,660	4,567,660
Deferred foreign capital gains tax	2,098,719	1,310,203
Investment advisory fees payable	633,202	501,658
Director fees payable	59,062	62,250
Administration fees payable	57,924	57,415
Interest payable on revolving credit facility	43,734	99,621
Investor relations fees payable	30,821	32,200
Other accrued expenses	230,201	269,583
Total liabilities	41,721,323	61,900,590
Net Assets	$302,500,831	$293,167,228
Common stock (par value $.001 per share)	$50,752	$50,752
Paid-in capital in excess of par	401,622,695	418,367,290
Distributable earnings (accumulated loss)	(99,172,616)	(125,250,814)
Net Assets	$302,500,831	$293,167,228
Net asset value per share based on 51,751,778 shares issued and outstanding	$5.96	$5.78

11.  Interests of Directors, Executive Officers and Certain Related Persons.

Beneficial Ownership of Directors and Officers

Information, as of particular dates, concerning the Fund's directors and executive officers, their remuneration, any material interest of such persons in transactions with the Fund and other matters, is required to be disclosed in proxy statements distributed to the Fund's shareholders and filed with the Commission. The table below sets forth the number of Shares and percentage of outstanding Shares beneficially owned by the directors and officers of the Fund as of December 31, 2024.

Name and Position(1)	Number of Shares	Beneficially Owned
C. William Maher, Director	15,235	0.03%
Rahn Porter, Director	13,769	0.03%
Steven Rappaport, Director	114,954	0.23%
Nancy Yao, Director	1,000	0.00%
Alan Goodson, President	0	—
Katie Gebauer, Vice President	0	—
Heather Hasson, Vice President	0	—
Robert Hepp, Vice President	0	—
Devan Kaloo, Vice President	0	—
Andrew Kim, Vice President	0	—
Michael Marsico, Vice President	0	—
Christian Pittard, Vice President	0	—
Nick Robinson, Vice President	0	—
Kolotioloma Silue, Vice President	0	—
Lucia Sitar, Vice President	0	—
Michael Taggart, Vice President	0	—
Joseph Andolina, Chief compliance Officer and Vice President Compliance	0	—
Sharon Ferrari, Treasurer & Vice President	0	—

(1)  The business address and telephone number of each named director and executive officer is c/o abrdn Emerging Markets Equity Income Fund, Inc., 1900 Market Street, Suite 200, Philadelphia, PA 19103 (telephone number (215) 405-5700).

Neither the Fund nor, to the best of the Fund's knowledge, any of the Fund's directors or officers, or associates of any of the foregoing, has effected any transaction in the Shares, except for dividend reinvestments, during the past 60 days. Except as set forth in this Offer to Purchase, neither the Fund nor, to the best of the Fund's knowledge, any of the Fund's directors or officers, is a party to any agreement, arrangement, understanding or relationship, whether or not legally enforceable, with any other person with respect to any securities of the Fund, including, but not limited to, any agreement, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. Except as set forth in this Offer to Purchase, there is no present or proposed material agreement, arrangement, understanding or relationship with respect to the Offer between the Fund and any of its executive officers, directors, controlling persons or subsidiaries. Based upon information provided or available to the Fund, no director, officer or affiliate of the Fund intends to tender Shares for purchase pursuant to the Offer.

Open Market Repurchase Program

The Board had previously authorized, but did not require, Fund management to make open market purchases from time to time in an amount up to 10% of the Fund's outstanding shares, in accordance with Rule 10b-18 under the Exchange Act and other applicable federal securities laws. Such purchases may be made when, in the reasonable judgment of Fund management, such repurchases may enhance shareholder value. During the fiscal years ended December 31, 2024 and December 31, 2023, the Fund did not repurchase shares through this program.

12.  Certain Information About the Fund.

The Fund is a Maryland corporation with its principal executive offices located at 1900 Market Street, Suite 200, Philadelphia, PA 19103 (telephone number (215) 405-5700). The Fund is a closed-end fund. The Fund commenced operations on September 27, 1989. As a closed-end investment company, the Fund differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its Shares at the election of a shareholder. The Fund's investment objective is to seek to provide both current income and long-term capital appreciation. Under normal market conditions, at least 80% of the Fund's net assets, plus any borrowings for investment purposes, will be invested in emerging markets equity securities.

The Investment Adviser is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and regulated in the United Kingdom by the Financial Services Authority. The Fund has entered into an advisory agreement with abrdn pursuant to which abrdn provides investment advisory and portfolio management services to the Fund and is responsible for its overall management. The Investment Adviser's principal business address is 1 George Street, Edinburgh, EH2 2LL.

abrdn is a direct wholly owned subsidiary of abrdn PLC ("abrdn PLC").

As of December 31, 2024, to the knowledge of the Fund based on public filings, no person beneficially owned more than 5% of the voting securities of any class of securities of the Fund, except for the following:

Shareholder Name & Address	Class of Shares	Share Holdings	Percentage Owned
City of London Investment Management Company Limited 77Gracechurch Street London X0 EC3V0AS	Common Shares	20,124,264	39.7%
Allspring Global Investments LLC 1415 Vantage Park Drive, 3rd Floor Charolette, NC 28203	Common Shares	5,366,325	10.6%
1607 Capital Partners LLC 13 S. 13th Street, Suite 400 Richmond, VA 23219	Common Shares	3,461,298	6.8%

During the past sixty (60) days, the Fund has not issued any Shares to the Investment Adviser, Directors or officers of the Fund. Except as previously disclosed in the Fund's filings with the SEC, there have been no other transactions in Shares effected during the past sixty (60) days by the Fund, the Investment Adviser, or any Director or executive officer of the Fund, or any person controlling the Fund or the Investment Adviser.

13.  Additional Information.

The Fund has filed with the Commission a Schedule TO, which provides additional information relating to the Offer. You may inspect and obtain a copy of Schedule TO at the prescribed rates at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of Schedule TO may also be obtained by mail at the prescribed rates from the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The Fund's filings are also available to the public on the Commission's website at www.sec.gov.

14.  United States Federal Income Tax Consequences.

The following discussion is a general summary of the U.S. federal income tax consequences to participating shareholders. The U.S. federal income tax consequences of participation in the Offer can vary depending on a shareholder's circumstances. Shareholders should consult their own tax advisers with respect to the tax consequences of a purchase of Shares pursuant to the Offer, including the application of foreign, state and local income tax laws.

A.  U.S. Shareholders. It is anticipated that shareholders (other than tax-exempt persons) who are citizens and/or residents of the U.S., corporations or partnerships (or certain other entities that are treated as corporations or partnerships for United States federal income tax purposes) created or organized in or under the laws of the U.S. or any State thereof or the District of Columbia, estates the income of which is subject to U.S. federal income taxation regardless of the source of such income, and trusts if a court within the

United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust ("U.S. Shareholders"), and who sell Shares pursuant to the Offer will generally recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash they receive pursuant to the Offer and their adjusted tax basis in the Shares sold. The sale date for tax purposes will be the date the Fund accepts Shares for purchase. This gain or loss will be capital gain or loss if the Shares sold are held by the tendering U.S. Shareholder at the time of sale as capital assets and will be treated as either long-term or short-term if the Shares have been held at that time for more than one year or for one year or less, respectively. Any such long-term capital gain realized by a non-corporate U.S. Shareholder will be taxed at a maximum rate of 20%. This U.S. federal income tax treatment, however, is based on the assumption that not all shareholders will tender their Shares pursuant to the Offer and that the continuing ownership interest in the Fund of each tendering shareholder (including Shares constructively owned by such tendering shareholder pursuant to the provisions of Section 318 of the Code) will be sufficiently reduced to qualify the sale as a sale rather than a distribution for U.S. federal income tax purposes. It is therefore possible that the cash received for the Shares purchased by the Fund would be taxable as a distribution by the Fund, rather than as a gain from the sale of the Shares. In that event, the cash received by a U.S. Shareholder will be taxable as a dividend (i.e., as ordinary income) to the extent of the U.S. Shareholder's allocable share of the Fund's current or accumulated earnings and profits, with any excess of the cash received over the portion so taxable as a dividend constituting a non-taxable return of capital to the extent of the U.S. Shareholder's tax basis in the Shares sold and with any remaining excess of such cash being treated as either long-term or short-term capital gain from the sale of the Shares (if the Shares are held as capital assets) depending on how long they were held by the U.S. Shareholder. If cash received by a U.S. Shareholder is taxable as a dividend, the shareholder's tax basis in the purchased Shares will be added to the tax basis of the remaining Shares held by the shareholder. A portion of the amount that is treated as a dividend may qualify for the corporate dividends-received deduction (for corporate shareholders) or as "qualified dividend income" (for certain non-corporate shareholders), depending on the sources of the Fund's income. In addition, if a tender of Shares is treated as a distribution to a tendering shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering shareholder whose proportionate interest in the Fund has been increased by such tender.

Certain individuals, estates and trusts are generally subject to a 3.8% Medicare contribution tax on their net investment income if their income exceeds certain threshold amounts. For these purposes, "net investment income" generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of Shares of the Fund.

i. Characterization of the Purchase as a Sale or Exchange. For U.S. federal income tax purposes, a purchase of Shares pursuant to the Offer will be treated as a taxable sale or exchange of the Shares if, after the application of certain constructive ownership rules, the tender completely terminates the shareholder's interest in the Fund, is treated as a distribution that is "substantially disproportionate" or is treated as a distribution that is "not essentially equivalent to a dividend." For this purpose, a "substantially disproportionate" purchase is one that reduces the shareholder's percentage voting interest in the Fund by more than 20% and after which the shareholder owns a less-than-50% voting interest in the Fund. Also for this purpose, a purchase is "not essentially equivalent to a dividend" if it results in a "meaningful reduction" of a shareholder's percentage interest in the Fund. Whether a reduction is "meaningful" depends on a shareholder's particular facts and circumstances. If the transaction is treated as a sale or exchange for tax purposes, the difference between (i) the sum of the value of any cash received and (ii) the participating shareholder's basis in the Shares purchased will be taxed as a capital gain or loss by shareholders who hold their Shares as a capital asset and as a long-term capital gain or loss if such Shares have been held for more than one year. All or a portion of any loss realized upon a taxable disposition of Shares will be disallowed if other Shares of the Fund are purchased 30 days before or after the disposition. In such a case, the basis of the newly purchased Shares will be adjusted to reflect the disallowed loss.

ii. Possible Characterization of the Purchase as a Distribution to Both Participating and Non-Participating Shareholders. If a purchase of Shares does not qualify for sale or exchange treatment, the proceeds received by a shareholder may be taxed as a dividend to the extent of the tendering shareholder's allocable share of the Fund's earnings and profits, and thereafter as a nontaxable return of capital to the extent of the shareholder's basis in the Shares. Any proceeds in excess of the shareholder's basis in the

Shares will be taxable as capital gain. In addition, if any amounts received are treated as a dividend to participating shareholders, there is a risk that both the non-participating and the participating shareholders whose percentage interests in the Fund increase may be considered to have a deemed distribution to the extent that their proportionate interests in the Fund increase as a result of the purchase, and all or a portion of that deemed distribution may be taxable as a dividend (with the same treatment to the extent of the Fund's earnings and profits and the shareholder's basis in the Shares, as described above). Such dividend treatment will not apply, however, if the tender is treated as an "isolated redemption" within the meaning of the Treasury regulations.

Under the "wash sale" rules under the Code, loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the U.S. Shareholder acquires Shares within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss.

B.  Non-U.S. Shareholders. The U.S. federal income taxation of a Non-U.S. Shareholder (i.e., any shareholder that is not a U.S. Shareholder as defined above) on a sale of Shares pursuant to the Offer depends on whether such transaction is "effectively connected" with a trade or business carried on in the U.S. by the Non-U.S. Shareholder as well as the tax characterization of the transaction as either a sale of the Shares or a distribution by the Fund, as discussed above for U.S. Shareholders. If the sale of Shares pursuant to the Offer is not so effectively connected and if, as anticipated for most U.S. Shareholders, it gives rise to taxable gain or loss, any gain realized by a Non-U.S. Shareholder upon the tender of Shares pursuant to the Offer will not be subject to U.S. federal income tax or to any U.S. withholding tax, provided, however, that such a gain will be subject to U.S. federal income tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the Non-U.S. Shareholder is a non-resident alien individual who is physically present in the United States for more than 182 days during the taxable year of the sale. If, however, the cash received by a tendering Non-U.S. Shareholder is treated for U.S. tax purposes as a distribution by the Fund, the portion of the distribution treated as a dividend to the Non-U.S. Shareholder would be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty) if the dividend does not constitute effectively connected income. If the amount realized on the tender of Shares by a Non-U.S. Shareholder is effectively connected income, regardless of whether the tender is characterized as a sale or as giving rise to a distribution from the Fund for U.S. federal income tax purposes, the transaction will be treated and taxed in the same manner as if the Shares involved were tendered by a U.S. Shareholder.

C.  Backup Withholding. Backup withholding tax at a rate of 24% may be imposed on the gross proceeds paid to a participating shareholder if that shareholder fails to properly furnish the Fund with a correct taxpayer identification number, has underreported dividend or interest income or fails to certify to the Fund that he is not subject to such withholding. In order to avoid the need for backup withholding, all participating U.S. Shareholders are required to provide the Depositary with a properly completed IRS Form W-9. Participating Non-U.S. Shareholders are required to provide the Depositary with a properly completed IRS Form W-8BEN, or another type of Form W-8 appropriate to the particular Non-U.S. Shareholder. Failure to provide the Depositary with the appropriate completed and signed form will result in a defective submission, and the Fund will be unable to purchase such shareholder's Shares. A Form W-8BEN and a Form W-9 are provided with the Letter of Transmittal for shareholders. Other types of Form W-8 can be found on the IRS website at http://www.irs.gov/formspubs/index.html.

15.  Certain Legal Matters; Regulatory Approvals.

The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. The Fund believes that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations. Additionally, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and related rules, certain transactions may not be consummated without satisfying certain notice and waiting period requirements. The Fund believes that notice under the HSR Act is not required by it for the Offer. To the best of the Fund's knowledge, there are no material pending legal proceedings relating to the Offer. Furthermore, the Fund is not aware of any approval or action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required to effect the Offer and that is not described herein. Should any such approval or other action be required, the Fund presently contemplates that such approval or other action would be sought. The Fund is unable to predict whether it may determine that it is required to delay the acceptance or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in material adverse consequences to the Fund's business. The Fund's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions described in Section 3 above.

16.  Amendments; Extension of Purchase Period; Termination.

Subject to the applicable rules and regulations of the Commission, the Fund expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason, including the failure to satisfy any of the conditions specified in Section 3 above, and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of such extension to the Depositary. There can be no assurance that the Fund will exercise its right to extend the Offer. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Shares. (See Section 5.)

Subject to the applicable rules and regulations of the Commission, the Fund also expressly reserves the right, in its sole discretion, at any time and from time to time, to: (a) terminate the Offer and not accept for payment (or pay for) any Shares if any of the conditions referred to in Section 3 has not been satisfied or upon the occurrence and during the continuance of any of the events specified in Section 3; and (b) waive any condition or amend the Offer in any respect, in each case by giving oral or written notice of termination, waiver or amendment to the Depositary and by making a public announcement thereof. The Fund acknowledges that Rule 14e-1(c) under the Exchange Act requires the Fund to pay the consideration offered or return the Shares tendered for purchase promptly after the termination or withdrawal of the Offer, and that the Fund may not delay acceptance or payment for, any Shares upon the occurrence of any of the conditions specified in Section 3 without extending the period during which the Offer is open.

Any extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof, such announcement, in the case of an extension, to be made no later than 9:00 a.m. Eastern time on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Fund may choose to make any public announcement, except as provided by applicable law (including Rules 13e-4(c), 13e-4(e) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), the Fund will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the PR Newswire and filing such release with the Commission.

If the Fund makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material condition of the Offer, the Fund will disseminate additional purchase offer materials and extend the Offer to the extent required by Rules 13e-4(e) and 13e-4(f) under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changes. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought, a minimum ten business day period from the date of such change is generally required to allow for adequate dissemination of such change to shareholders. Accordingly, if, for example, prior to the Expiration Date, the Fund decreased the number of Shares being sought, increased the consideration offered pursuant to the Offer or added a dealer's soliciting fee, and if the Offer were scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase, decrease or addition is first published, sent or given to shareholders, the Offer would be extended until at least the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through midnight Eastern time.

17.  Miscellaneous.

The Offer is not being made to, nor will the Fund accept tenders from, or on behalf of, owners of Shares in any jurisdiction in which the making of the Offer or its acceptance would not comply with the securities or "blue sky" laws of that jurisdiction. The Fund is not aware of any jurisdiction in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Shares in accordance with the Offer would not be in compliance with the laws of such jurisdiction. The Fund, however, reserves the right to exclude shareholders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made or tendered Shares cannot lawfully be accepted, purchased or paid for. So long as the Fund makes a good-faith effort to comply with any state law deemed applicable to the Offer, the Fund believes that the exclusion of shareholders residing in any such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Fund's behalf by one or more brokers or dealers licensed under the laws of such jurisdiction.

The Letter of Transmittal and Share certificates and any other required documentation should be sent or delivered by each shareholder or the shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below.

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By Certified Mail:	By Overnight Delivery:
Computershare Trust Company, N.A. P.O. Box 43011 Providence, RI 02940-3011 Attn: Corporate Actions Voluntary COY CHF	Computershare Trust Company, N.A. 250 Royall Street Suite V Canton, MA 02021 Attn: Corporate Actions Voluntary COY CHF

Questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal or other material in connection with the Offer may be directed to the Information Agent at its address and telephone number set forth below. Shareholders may also contact their brokers, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

EQ Fund Solutions, LLC

48 Wall Street

23rd Floor

New York, NY 10005 Toll Free: (800) 467-0743

ABRDN EMERGING MARKETS EQUITY INCOME FUND, INC.

January 21, 2025